UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2022

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: Bluevia Fibra	2

TELEFÓNICA, S.A. (“Telefónica”), in compliance with the Securities Market legislation, hereby communicates the following

OTHER RELEVANT INFORMATION

Telefónica informs that its subsidiaries Telefónica España and Telefónica Infra have reached an agreement with a consortium formed by Vauban Infrastructure Partners (“Vauban”) and Crédit Agricole Assurances (“CAA”) to incorporate a joint company, Bluevia Fibra, S.L. (“Bluevia” or the “Company”), for the deployment and commercialization of a fiber to the home (FTTH) network mainly in rural areas in Spain.

Bluevia will acquire 3.5 million premises already passed from Telefónica España and will deploy an additional 1.5 million over the next two years, reaching a total footprint of 5 million premises passed. The 3.5 million premises to be sold to Bluevia represent 13% of Telefónica’s FTTH network in Spain, whilst Telefónica España retains full ownership of the rest of the network. The transaction also includes the subscription of several agreements for the provision of services from Telefónica Group to Bluevia.

The consortium formed by Vauban/CAA will acquire a 45% stake in Bluevia from Telefónica España through an upfront consideration of 1,021 million euros in cash, valuing 100% of the Company at 2,500 million euros, which represents a multiple of 27.1 times over its proforma estimated OIBDA for 2022.

Regarding the capital structure post closing of the transaction, Telefónica Group will maintain 55% and Vauban/CAA the remaining 45%. Telefónica Group’s 55% stake will be held by Telefónica España and Telefónica Infra with 30% and 25% stakes, respectively.

Closing of the transaction is subject to obtaining the corresponding regulatory authorizations.

This transaction is part of Telefónica Group's strategy, which includes, among other objectives, an active portfolio management policy of its businesses and assets, based on value creation. With this transaction, the Group accelerates fiber deployment in rural areas of Spain while crystalizing the value of its infrastructure assets and reinforcing Telefónica Infra’s portfolio of investments in partnerships with top tier financial investors.

Madrid, July 25, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	July 25, 2022	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors